UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 28, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EasyLink Services International Corporation
File No. 0-24996 - CF#21917

 EasyLink Services International Corporation submitted an application under
Rule 24b-2 requesting confidential treatment for information it excluded from the
Exhibits to a Form 8-K filed on April 2, 2008.

 Based on representations by EasyLink Services International Corporation that this
information qualifies as confidential commercial or financial information under the
Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has
determined not to publicly disclose it. Accordingly, excluded information from the
following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through January 1, 2009
Exhibit 10.2	through January 1, 2009
Exhibit 10.3	through January 1, 2009
Exhibit 10.4	through January 1, 2009
Exhibit 10.5	through January 1, 2009

 For the Commission, by the Division of Corporation Finance, pursuant to
delegated authority.

David L. Orlic
Special Counsel